EXHIBIT 99.1



Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318 484-7400

www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation:

Keith Crump

(318) 484-7719

Rodney J. Hamilton

(318) 484-7593

Analyst Inquiries:

Dresner Companies

Kristine Walczak

(312) 780-7205

Media Contact:

Cleco Corporation:

Michael Burns

(318) 484-7663

For Immediate Release

Cleco Corp. Posts Third-Quarter Net Income of $41.9 Million
Adjusts Earnings Outlook for 2005

PINEVILLE, La., Nov. 2, 2005 – Cleco Corp. (NYSE: CNL) today reported third-quarter net income of $41.9 million, or $0.82 per diluted share, up from the $26.9 million, or $0.55 per share, posted during the third quarter of 2004.

The main drivers of the increase were higher Cleco Power revenue, lower Cleco Power nonfuel expenses, as well as improved results at Cleco Midstream Resources and lower net interest expense at the holding company level.

For the nine months ended Sept. 30, 2005, the company recorded net income of $71.0 million, or $1.40 per diluted share, compared to $50.1 million, or $1.04 per share, reported for the same period of 2004.

Primary factors behind the improved results include higher Cleco Power revenue and the absence of the $10.0 million, or $0.14 per share, in charges from the fuel audit settlement with the Louisiana Public Service Commission (LPSC) recorded in the second quarter of 2004, as well as improved results at Cleco Midstream Resources and lower net interest expense at the holding company level.

"Our financial results are strong for the quarter and the year, but they pale in comparison to the work of our employees in overcoming the biggest storm restoration challenge our company has ever faced," said Michael Madison, president and CEO of Cleco Corp. "The performance of our employees in restoring power to the 223,000 customers affected by Hurricanes Katrina and Rita was awe inspiring.

"At the same time, we were able to make substantial progress in other key areas as well. We continued moving ahead with our proposal to build a new solid-fuel unit at our Rodemacher plant site. While we still need regulatory and environmental agency approvals, we have reached a significant milestone with the signing of an engineering, procurement and construction contract. This project is vital to diversifying our fuel supply, helping stabilize our customers' costs and providing an economic boost to Louisiana," Madison said.

"In addition, effective in October the bankruptcy court approved the reorganization plan for our Perryville subsidiaries, essentially wrapping up all aspects of the Perryville bankruptcy, asset sale and claims against Mirant," Madison said.

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Three Months Ended Sept. 30,	
Subsidiary	**2005**	**2004**
Cleco Power LLC	$0.53	$0.35
Cleco Midstream Resources LLC	0.26	0.23
Corporate and Other[1]	0.03	(0.02)
Earnings from continuing operations	**$0.82**	**$0.56**
Cleco Energy LLC discontinued operations	--	(0.01)
Earnings applicable to common stock	**$0.82**	**$0.55**

	Diluted EPS Nine Months Ended Sept. 30,	
Subsidiary	**2005**	**2004**
Cleco Power LLC	$1.03	$0.81
Cleco Midstream Resources LLC	0.39	0.34
Corporate and Other[1]	(0.01)	(0.10)
Earnings from continuing operations	**$1.41**	**$1.05**
Cleco Energy LLC discontinued operations	(0.01)	(0.01)
Earnings applicable to common stock	**$1.40**	**$1.04**

Results for Third Quarter 2005:

Major Reconciling Items for Third-Quarter EPS 2005 vs. 2004:

$0.55	**2004 Third-Quarter Diluted EPS**
0.14	Higher Cleco Power nonfuel revenue, net of customer refund accrual under rate stabilization plan
0.07	Lower Cleco Power nonfuel expenses
0.03	Higher earnings contribution from Cleco Midstream
(0.03)	Effect of higher number of outstanding shares
0.05	Lower corporate expenses, primarily interest expense
0.81	
0.01	Absence of 2004 Cleco Energy loss from discontinued operations
$0.82	**2005 Third-Quarter Diluted EPS**

---

[1] Includes dividends on preferred stock

Cleco Power LLC

Cleco Power's 2005 third-quarter earnings were $0.18 per share higher than in the third quarter of 2004.

Nonfuel revenue, net of customer refund accruals, increased $0.14 per share in the quarter-to-quarter comparison largely due to an increase in base revenue, a mark-to-market gain on fuel hedging positions, higher transmission service revenue, and lower accruals for customer refunds.

Base revenue was up $0.05 per share compared to the third quarter of 2004 primarily due to warmer-than-normal weather and higher sales to two municipal wholesale customers. The increase was partially offset by the impact of extended storm-related customer outages related to Hurricanes Katrina and Rita. Kilowatt-hour sales increased 3.2 percent over the third quarter of 2004. Cooling degree-days were up 21 percent compared to the third quarter of 2004 and 17 percent above normal.

(Million kWh)	For the three months ended Sept. 30,		
	2005	**2004**	**Change**
Electric Sales			
Residential	1,155	1,107	4.34 %
Commercial	540	537	0.56 %
Industrial	760	736	3.26 %
Other retail	174	169	2.96 %
Unbilled	(74)	(16)	(362.50)%
Total retail	2,555	2,533	0.87 %
Sales for resale	203	139	46.04 %
Total retail and wholesale customer sales	**2,758**	**2,672**	**3.22 %**

Adding to the utility's positive results over the same period a year ago was $0.06 per share from mark-to-market gains on fuel hedge transactions tied to a new wholesale power contract with a municipality. That fixed-price contract starts in January. Cleco Power anticipates a large portion of the gains will be offset by losses in future periods stemming from the contract. In light of these economic hedge transactions, volatility in natural gas prices will likely cause fluctuation in Cleco Power's future earnings. In addition, transmission revenue was $0.02 per share higher than the third quarter of 2004. Another $0.01 per share to the positive was attributable to a lower customer refund accrual compared to last year's third quarter.

Nonfuel expenses were $0.07 per share lower than in the same quarter of 2004. One of the primary differences was approximately $0.06 per share of lower capacity payments. The absence of fuel audit legal fees reduced expenses by $0.03 per share compared to the third quarter of 2004. In addition, there was a $0.02 per share decrease in maintenance expense largely due to lower transmission and distribution right-of-way clearing costs. Also, state income tax expense was $0.03 per share lower primarily due to the effect of a hurricane casualty loss deduction. Finally, there was a $0.02 per share decrease in interest expense linked mainly to the redemption of mortgage bonds earlier this year.

Operating expenses increased $0.06 per share primarily due to higher employee incentive costs and higher professional fees. In addition, there was a $0.03 per share increase in depreciation and other expenses compared to the third quarter of 2004.

Finally, the utility's earnings were reduced by $0.03 per share because of an increase in the number of outstanding shares of common stock.

Cleco Midstream Resources LLC

Cleco Midstream's earnings from continuing operations were $0.26 per share in the third quarter of 2005, $0.03 per share higher than the same quarter of 2004. The Acadia project contributed $0.05 per share more

than it did in the third quarter of 2004. The improved performance was primarily driven by lower maintenance expense during the quarter versus a year ago and an annual accelerated payment received due to the settlement reached between Acadia and Calpine Energy Services (CES) relating to certain transmission-related issues under tolling agreements with CES.

Evangeline's contribution was down $0.02 per share from a year ago. The major factors affecting the plant's results were higher sales taxes paid on natural gas purchases, increased maintenance expense, and lower revenue due to lower plant capacity, as well as increased heat-rate penalties.

Other

Corporate and other expenses were $0.05 per share lower in the quarter-to-quarter comparison. The primary reasons were a decrease in interest expense related to the June 2005 repayment of $100 million of senior notes at the holding company level and a benefit related to corporate-owned life insurance policies. In addition, results were affected by the absence of the $0.01 per share loss in 2004 from the discontinued operations of Cleco Energy LLC. Substantially all of Cleco Energy's assets were sold in the last half of 2004.

Perryville

The U.S. Bankruptcy Court for the Western District of Louisiana, Alexandria division, approved the reorganization plan for Perryville Energy Partners, L.L.C. and Perryville Energy Holdings LLC (collectively referred to as Perryville) effective Oct. 11, 2005. After the effective date of the reorganization plan, approximately $2.2 million in pre-petition claims were paid in full in compliance with the plan. In addition, cash distributions of $90.0 million were dividended by Perryville to Cleco Corp.

Because Perryville's results were deconsolidated from Cleco Corp.'s financial statements effective with its Jan. 28, 2004, bankruptcy filing, Perryville operations are only reflected in corporate consolidated results prior to that date. For the third quarter of 2004, Perryville recorded a loss of $0.9 million.

Perryville recorded net income of $110.5 million during the third quarter of 2005 from its claims from the Mirant bankruptcy settlement, as well as transmission revenue. The financial results of the Perryville subsidiaries will be reintegrated with Cleco's consolidated financial results in the fourth quarter of 2005.

Results for Nine Months ended Sept. 30, 2005:

Major Reconciling Items for Nine Months ended Sept. 30 EPS 2005 vs. 2004:

$1.04	**Nine Months ended Sept. 30, 2004, Diluted EPS**
0.17	Higher Cleco Power nonfuel revenue, net of customer refund accrual under rate stabilization plan (excludes 2004 LPSC fuel audit settlement)
0.03	Sale of Cleco Power property
(0.07)	Higher Cleco Power nonfuel expenses (excludes 2004 LPSC fuel audit adjustments)
0.14	Absence of $10 million LPSC fuel audit settlement adjustments
(0.05)	Effect of higher number of outstanding shares
0.05	Higher earnings contribution from Cleco Midstream
0.09	Lower corporate and other expense
$1.40	**Nine Months ended Sept. 30, 2005, Diluted EPS**

Cleco Power LLC

For the nine months ended Sept. 30, 2005, Cleco Power's earnings were $0.22 per share higher than in the same period of 2004.

Nonfuel revenue increased $0.17 per share when compared to the first nine months of 2004.

Transmission and miscellaneous revenues were up by $0.04 per share over the first three quarters of 2004, and there was a $0.06 per share mark-to-market gain on natural gas hedges associated with a new municipal wholesale customer. In addition, customer refunds were $0.05 per share lower than in the same period of 2004. Cleco Power's results also improved compared to a year ago because of a $0.02 per share revenue adjustment related to gas transportation costs.

Despite warmer-than-normal summer weather, revenue from electric sales to retail customers was down slightly compared to a year ago primarily because of the impact of the hurricanes, a lower fuel surcharge adjustment, and the May 2004 loss of a contract with a municipal customer.

(Million kWh)	**For the nine months ended Sept. 30**		
	2005	**2004**	**Change**
Electric Sales			
Residential	2,696	2,696	0 %
Commercial	1,383	1,392	(0.65)%
Industrial	2,146	2,157	(0.51)%
Other retail	454	445	2.02 %
Unbilled	56	34	64.71 %
Total retail	6,735	6,724	0.16 %
Sales for resale	409	502	(18.53)%
Total retail and wholesale customer sales	**7,144**	**7,226**	**(1.13)%**

Nonfuel expenses increased $0.07 per share over the same period of 2004. Operating and maintenance expenses were up $0.14 per share in period-to-period comparisons, approximately $0.11 per share of which was due to increased employee incentives. The remainder of increased O&M expenses stemmed from a major inspection at Rodemacher Unit 1 and the expensing of costs associated with generation resource planning.

The increase in O&M expenses was offset by $0.06 per share of lower capacity payments compared to the first nine months of 2004. Interest charges were $0.02 per share lower for the first nine months of 2005 after the redemption of mortgage bonds earlier in the year. In addition, income taxes were $0.02 per share lower than a year ago due to a hurricane casualty loss deduction. Other expenses were up $0.03 per share compared to the first three quarters of 2004, most of which was due to increased depreciation expense.

The nine-months-ended results for 2005 also included a $0.03 per share gain from the sale of certain distribution assets and other property completed in 2005 and excluded a $0.14 per share charge taken in 2004 stemming from the settlement of the state fuel audit and associated investigation and litigation of trading activities.

Lastly, a $0.05 per share dilution in earnings was caused by the larger number of outstanding shares.

Cleco Midstream Resources LLC

Cleco Midstream's earnings were $0.39 per share for the first nine months of 2005, a $0.05 per share increase over the same period of 2004.

Earnings from the Acadia project were $0.05 per share more during the first nine months of 2005 than in the same period a year ago primarily due to lower maintenance expense, as well as an annual accelerated payment received as a result of a settlement reached between Acadia and CES. These increases were partially offset by Acadia's heat rate settlement with CES.

Evangeline's results were down $0.03 per share compared to the first three quarters of 2004 primarily because of higher sales taxes on natural gas purchases and lower revenue due to lower plant capacity.

Another element of Midstream's performance was the absence of a $0.03 per share loss recorded before Perryville filed for bankruptcy protection on Jan. 28, 2004. Perryville was deconsolidated from corporate results after the bankruptcy filing.

Other

Corporate and other expenses decreased by $0.09 per share compared to the first three quarters of 2004. The main reasons for the decrease were a reduction in net interest expense stemming from the repayment of $100 million in senior corporate notes in June 2005 and from a benefit related to corporate-owned life insurance policies.

Because the Perryville project's results were deconsolidated from Cleco Corp.'s financial statements effective with its Jan. 28, 2004, bankruptcy filing, 2004 Perryville operations are only reflected in corporate consolidated results prior to that date. Year-to-date, Perryville reported $112.9 million in net income primarily from the sale of its generating assets and its claims from the Mirant bankruptcy settlement. From Jan. 28, 2004, through Sept. 30, 2004, Perryville recorded a net loss of $3.1 million after its deconsolidation.

Strategic Update:

"We've overcome a remarkable series of challenges in the last few months, and at the same time we've been able to make progress on major strategic initiatives," Madison said.

"We've estimated the cost of restoring power after Katrina at approximately $115 million, and we expect the final tally for Rita to be in the neighborhood of $50 million. Work is still ongoing in restoring the distribution system to the condition it was in prior to the storms.

"We have capitalized approximately 82 percent of the costs recorded as of Sept. 30, 2005, for Katrina and approximately 83 percent of the costs for Rita," Madison said. "The LPSC approved amortizing the remaining O&M portion of the storm restoration costs over 10 years starting in October.

"We're in discussions with Louisiana regulators on possible methods to recover the cost of rebuilding the region's electrical system without placing an undue financial strain on our customers," Madison said.

"We have an obligation to our customers to investigate every feasible method to ease their burden as they work to rebuild their homes and communities. An avenue we're looking into is federal relief from one of a number of bills currently before Congress."

At the same time, Cleco Power is diligently pursuing its proposal to build a 600-megawatt solid fuel unit at its existing Rodemacher plant site.

"We still have major hurdles to clear before the first shovel of dirt can be turned, but the extreme natural gas prices everyone is facing certainly supports the need to diversify Cleco's and Louisiana's fuel mix. Not only can the plant be part of a long-term answer to the state's fuel issues, it can provide an immediate economic shot in the arm to Louisiana. We anticipate the construction phase will employ approximately 1,200 people," Madison said.

"Our goal is to have LPSC approval and the necessary environmental permits in hand by the end of the first quarter of 2006 and for the plant to be operational in 2009.

"One of the issues we handled in the middle of Katrina was approval of the extension of our rate stabilization plan through Sept. 30, 2006, under the plan's existing terms and conditions. By extending the plan, which sets an effective maximum regulatory return on equity of 12.625 percent, we and the LPSC have the ability to consider our rate structure as part of our request to build the plant," Madison said.

Cleco Power also has two power purchase contracts -- a four-year, 500-MW agreement with Williams Power Co. and a one-year, 200-MW agreement with CES – up for approval before the LPSC. The contracts are intended to replace existing contracts expiring at the end of this year.

"Another positive step for Cleco was the decision by Standard & Poor's and Moody's rating agencies to affirm our credit ratings and for Moody's to change our corporate outlook to stable from negative," Madison said. "I think their actions recognize both the sound plan we have in place and our ability to follow through."

Earnings Update

"We had previously targeted a range of $1.35 per share to $1.40 per share for 2005 earnings excluding any Perryville income, but we're already at the top of that range at the end of the third quarter," Madison said.

"So far this year, weather has been strong for sales despite third-quarter hurricane-forced outages, and we've recorded more than $0.10 per share in unanticipated gains from assets sales, insurance proceeds and natural gas hedge mark-to-market positions. Additionally, interest rates have remained favorable.

"During the fourth quarter, we know we'll have higher expenses due to increased depreciation, storm expense amortization, franchise taxes, and some catch-up on maintenance work not done during the third quarter due to storm restoration work," he said.

"Given those factors, and assuming normal weather and performance by Midstream counterparties, we're now targeting earnings for the year in the range of $1.55 to $1.60 per share," Madison said.

Cleco management will discuss the company's 2005 third-quarter results during a conference call scheduled for 11 a.m. EST (10 a.m. CST) Thursday, Nov. 3, 2005. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "3rd Quarter 2005 Earnings Conference Call."

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Cleco Evangeline LLC*
> *Perryville Energy Partners, L.L.C.; Perryville Energy Holdings LLC*
> *Acadia Power Partners, LLC; Acadia Power Holdings LLC*
> *Cleco Energy LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC)*

Cleco Corp. is a regional energy services company headquartered in Pineville, La. It operates a regulated electric utility company that serves approximately 265,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 1,400 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

CLECO CORPORATION

Condensed Consolidated Statements of Income (Unaudited)

FOR THE THREE MONTHS ENDED SEPTEMBER 30,

(THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2005	2004
Operating revenue		
Electric operations	**$ 267,958**	$ 219,747
Other operations	**14,240**	8,610
Affiliate revenue	**1,758**	2,377
Gross operating revenue	**283,956**	230,734
Electric customer credits	**(300)**	(1,344)
Operating revenue, net	**283,656**	229,390
Operating expenses		
Fuel used for electric generation	**54,665**	60,380
Power purchased for utility customers	**125,190**	79,586
Other operations	**22,724**	19,165
Maintenance	**9,723**	11,803
Depreciation	**15,182**	14,507
Taxes other than income taxes	**10,938**	10,587
Total operating expenses	**238,422**	196,028
Operating income	**45,234**	33,362
Interest income	**1,136**	607
Allowance for other funds used during construction	**325**	976
Equity income from investees	**25,249**	23,056
Other income	**2,626**	171
Other expense	**(861)**	(2,246)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**9,535**	12,063
Allowance for borrowed funds used during construction	**(108)**	(326)
Total interest charges	**9,427**	11,737
Income from continuing operations before income taxes	**64,282**	44,189
Federal and state income tax expense	**21,948**	16,500
Income from continuing operations	**42,334**	27,689
Discontinued operations		
Loss from discontinued operations, net of tax	**(25)**	(35)
Loss on disposal of segment, net of tax	**-**	(271)
Total loss from discontinued operations	**(25)**	(306)
Net income	**42,309**	27,383
Preferred dividends requirements, net	**451**	468
Net income applicable to common stock	**$ 41,858**	$ 26,915
Average shares of common stock outstanding		
Basic	**49,548,835**	47,114,330
Diluted	**51,714,320**	49,342,187
Basic earnings (loss) per share		
From continuing operations	**$ 0.82**	$ 0.56
From discontinued operations	**$ -**	$ (0.01)
Net income applicable to common stock	**$ 0.82**	$ 0.55
Diluted earnings (loss) per share		
From continuing operations	**$ 0.82**	$ 0.56
From discontinued operations	**$ -**	$ (0.01)
Net income applicable to common stock	**$ 0.82**	$ 0.55
Cash dividends paid per share of common stock	**$ 0.225**	$ 0.225

CLECO CORPORATION

Condensed Consolidated Statements of Income (Unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2005	2004
Operating revenue		
Electric operations	**$ 614,670**	$ 545,417
Tolling operations	**-**	10,255
Other operations	**29,493**	22,505
Affiliate revenue	**6,488**	5,361
Gross operating revenue	**650,651**	583,538
Electric customer credits	**(771)**	(21,177)
Operating revenue, net	**649,880**	562,361
Operating expenses		
Fuel used for electric generation	**117,139**	110,230
Power purchased for utility customers	**268,206**	206,490
Other operations	**66,215**	60,389
Maintenance	**32,848**	31,306
Depreciation	**45,059**	45,150
Taxes other than income taxes	**30,646**	30,335
Gain on sales of assets	**(2,207)**	-
Total operating expenses	**557,906**	483,900
Operating income	**91,974**	78,461
Interest income	**2,987**	3,012
Allowance for other funds used during construction	**2,104**	2,702
Equity income from investees	**46,121**	40,660
Other income	**3,445**	479
Other expense	**(1,652)**	(2,869)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**32,584**	41,077
Allowance for borrowed funds used during construction	**(702)**	(896)
Total interest charges	**31,882**	40,181
Income from continuing operations before income taxes	**113,097**	82,264
Federal and state income tax expense	**40,490**	29,950
Income from continuing operations	**72,607**	52,314
Discontinued operations		
Loss from discontinued operations, net of tax	**(230)**	(165)
Loss on disposal of segment, net of tax	**-**	(271)
Total loss from discontinued operations	**(230)**	(436)
Net income	**72,377**	51,878
Preferred dividends requirements, net	**1,374**	1,745
Net income applicable to common stock	**$ 71,003**	$ 50,133
Average shares of common stock outstanding		
Basic	**49,443,912**	47,031,650
Diluted	**51,625,000**	47,108,952
Basic earnings (loss) per share		
From continuing operations	**$ 1.41**	$ 1.05
From discontinued operations	**$ (0.01)**	$ (0.01)
Net income applicable to common stock	**$ 1.40**	$ 1.04
Diluted earnings (loss) per share		
From continuing operations	**$ 1.41**	$ 1.05
From discontinued operations	**$ (0.01)**	$ (0.01)
Net income applicable to common stock	**$ 1.40**	$ 1.04
Cash dividends paid per share of common stock	**$ 0.675**	$ 0.675

CLECO CORPORATION

Cleco Corporation Consolidated Balance Sheets (Unaudited)

(THOUSANDS)	Sept. 30, 2005	Dec. 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 37,339	$ 123,787
Account receivable, net	88,434	60,306
Other current assets	126,954	103,673
Total current assets	252,727	287,766
Property, plant and equipment, net	1,183,786	1,060,045
Equity investment in investees	332,027	314,284
Prepayments, deferred charges and other	193,320	174,968
Total assets	$1,961,860	1,837,063
Liabilities		
Current liabilities		
Long-term debt due within one year	$ 40,000	$ 160,000
Accounts payable	203,813	75,770
Other current liabilities	145,192	101,907
Total current liabilities	389,005	337,677
Deferred credits and other liabilities	505,819	487,770
Long-term debt, net	460,363	450,552
Total liabilities	1,355,187	1,275,999
Shareholders' equity		
Preferred stock	19,980	19,226
Common shareholders' equity	590,026	545,106
Accumulated other comprehensive loss	(3,333)	(3,268)
Total shareholders' equity	606,673	561,064
Total liabilities and shareholders' equity	$1,961,860	$1,837,063

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, regulatory treatment of storm restoration costs, regulatory approval and rate treatment of the proposed Rodemacher Unit 3, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.